WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

May 9, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to a Staff comment received orally on April 4, 2018 regarding the Trust’s Post-Effective Amendment No. 616 (“PEA”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 20, 2018 for the purpose of registering shares of the WisdomTree 90/60 U.S. Balanced Fund (the “Fund”). The Staff’s comment relating to the proposed name of the Fund and the Trust’s response is set forth below. Responses to other comments provided by the Staff with respect to the Fund’s PEA filing will be provided at a later date under separate cover. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff believes that the use of the term “Balanced” in the Fund’s name may not be consistent with footnote 42 of the Rule 35d-1 adopting release and that use of the term “90/60” could be open to various interpretations to the average investor. Please consider revising the Fund’s name.

Response: We respectfully disagree with the Staff’s interpretation of the use of the term “Balanced” in the Fund’s name. Footnote 42 in the adopting release of Rule 35d-1 (the “Rule”) indicates that, while “Balanced” is not covered by the Rule as it “does not suggest a particular investment focus, but rather a particular type of diversification among different investments,” the Staff takes the position that a fund using “Balanced” in its name should invest at least 25% of its assets in fixed income senior securities and at least 25% of its assets in equities. While the language of Footnote 42 focuses on “securities”, even if the Fund were subject to the Rule, the language of the Rule provides that a fund is permitted to include synthetic instruments, such as derivatives, in complying with the Rule, if such synthetic

May 9, 2018

instruments have economic characteristics similar to the securities included in that basket.1 Since the Fund will have greater than 25% notional equity exposure by investing in equities and greater than 25% notional fixed income exposure by investing in derivatives that have economic characteristics similar to fixed income securities, the anticipated “balanced” exposure is linked to the investment strategy suggested by the Fund’s name. Further, while the Rule did not provide definitive guidance as to how to value the asset value of derivatives for purposes of the Rule, the Trust believes that the use of the notional value of a long position in U.S. bond futures is appropriate because the potential performance impact of holding such positions is significantly linked to its notional value. Hence, the Trust believes it is appropriate to use “Balanced” in the Fund’s name and consistent with the 35d-1 Adopting Release.

The Staff has also indicated that the use of the term “90/60” could be open to various interpretations by the average investor. While the term “90/60” does not suggest a particular type of investment and therefore the Fund is not subject to the Rule by using such term, the Trust recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The 35d-1 Adopting Release indicated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments. Under this standard, “90/60” is not only not misleading, it is particularly informative and succinctly describes for investors the true nature of the Fund’s proprietary investment strategy, whereby the Fund seeks a 90/60 notional exposure ratio of equities to bonds (via derivatives), which is detailed in the “Principal Investment Strategies” section of the prospectus.

For the reasons described herein, we respectfully decline the Staff’s request to change the name from the WisdomTree 90/60 U.S. Balanced Fund.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release”), note 13.